Exhibit 99.(h)(10)(D)(i)

November 17, 2025

American Beacon Funds (the “Trust”)

220 East Las Colinas Blvd., Suite 1200

Irving, TX 75039

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

American Beacon Advisors, Inc. (“AmBeacon”) notifies you that, for the funds listed in Attachment A to this letter (the “Funds”), it will waive its management fee and/or reimburse expenses of the Fund, to the extent necessary so that expenses of the Fund, exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses, do not exceed the annual rates listed on Attachment A.

During the period until the expiration date of each expense limitation in Attachment A, the related expense limitation arrangements for each of the Funds may only be modified by mutual agreement of the parties that, with respect to the Trust, includes a majority vote of the “non-interested” Trustees of the Trust. For a period of up to three years following AmBeacon’s contractual fee waiver or reimbursement, AmBeacon may be reimbursed by a Fund if reimbursement does not cause the expenses of the Fund exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses, to exceed the lesser of the contractual percentage limit in effect at the time of the waiver/reimbursement or the time of the recoupment.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Respectfully,
American Beacon Advisors, Inc.

By:	/s/ Melinda G. Heika
Name:	Melinda G. Heika
Title:	Sr. Vice President

Agreed and Accepted on behalf of the Trust

By:	/s/ Sonia L. Bates
Name:	Sonia L. Bates
Title:	Treasurer

A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of each Fund.

Attachment A

American Beacon Funds – Funds with Fiscal Year End August 31

		Annual
		Expense %	Effective
Fund	Class	Limit (Cap)	Date	Expiration
SiM High Yield Opportunities	R5	0.74	1/1/2026	12/31/2026
SiM High Yield Opportunities	Y	0.75	1/1/2026	12/31/2026
SiM High Yield Opportunities	Investor	1.10	1/1/2026	12/31/2026
SiM High Yield Opportunities	A	1.07	1/1/2026	12/31/2026
SiM High Yield Opportunities	C	1.81	1/1/2026	12/31/2026
DoubleLine Floating Rate Income	R5	0.82	1/1/2026	12/31/2026
DoubleLine Floating Rate Income	Y	0.88	1/1/2026	12/31/2026
DoubleLine Floating Rate Income	Investor	1.16	1/1/2026	12/31/2026
DoubleLine Floating Rate Income	A	1.08	1/1/2026	12/31/2026
DoubleLine Floating Rate Income	C	1.86	1/1/2026	12/31/2026
The London Company Income Equity	R6	0.73	1/1/2026	12/31/2026
Ninety One Emerging Markets Equity	R5	0.85	1/1/2026	2/21/2028
Ninety One Emerging Markets Equity	Y	0.92	1/1/2026	2/21/2028
Ninety One Emerging Markets Equity	R6	0.82	1/1/2026	2/21/2028
Ninety One Global Franchise	R5	0.85	1/1/2026	11/30/2027
Ninety One Global Franchise	Y	0.85	1/1/2026	11/30/2027
Ninety One Global Franchise	R6	0.82	1/1/2026	11/30/2027
Ninety One International Franchise	R5	0.85	1/1/2026	11/30/2027
Ninety One International Franchise	Y	0.92	1/1/2026	11/30/2027
Ninety One International Franchise	R6	0.82	1/1/2026	11/30/2027